Exhibit 99.1

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

October 11, 2018

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commision)

Re: Notice of Material Event

To whom it may concern,

We are writing in order to inform you that, as of the date hereof, our subsidiary, Banco de Galicia y Buenos Aires Sociedad Anónima, received confirmation from the Inspección General de Justicia (the Argentine local business registry) of the change of its legal business name from “Banco de Galicia y Buenos Aires Sociedad Anónima” to “Banco de Galicia y Buenos Aires Sociedad Anónima Unipersonal”.

Yours faithfully,

A. Enrique Pedemonte

Attorney in fact

Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com